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SECURIT 05035099)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED PROCESSING FEB 25 2005 WASH. D.C.

SEC FILE NUMBER
8-39029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3838 Medical Drive, Suite 201
(No. and Street)

San Antonio (City) Texas (State) 78229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cameron Shropshire 800-929-5667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holtman, Wagner & Company L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O.Box 311507 (Address) New Braunfels (City) Texas (State) 78131 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rix C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Investor Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHIRLEY CRISLER
MY COMMISSION EXPIRES
September 24, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dominion Investor Services, Inc.

We have audited the accompanying statements of financial condition of Dominion Investor Services, Inc., (a wholly owned subsidiary of Dominion Financial Services, Inc.) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Investor Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
January 28, 2005

This page left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Financial Condition
December 31, 2004 and 2003

		2004		2003
ASSETS				
Current assets:				
Cash and cash equivalents	$	368,070	$	292,865
Investments		125,491		126,333
Receivable from clearing organization		140,836		129,039
Receivable from other brokers and dealers		13,767		20,422
Accounts receivable, other		38,428		12,551
Accrued interest receivable		521		521
Prepaid expenses		17,503		15,731
Total current assets		**704,616**		**597,462**
Deposit with clearing organization		50,000		50,000
Fixed assets, net of accumulated depreciation		12,387		16,830
	$	**767,003**	$	**664,292**
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accrued payroll and benefits	$	265,477	$	216,945
Accounts payable, other		2,790		6,111
Total current liabilities		**268,267**		**223,056**
Stockholder's equity:				
Common stock, $1 par value, 1,000,000 shares authorized, 1,465 shares issued and outstanding		1,465		1,465
Paid in capital		103,942		103,942
Retained earnings		393,329		335,829
Total stockholder's equity		**498,736**		**441,236**
Total liabilities and stockholder's equity	$	**767,003**	$	**664,292**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Income
For the Years Ended December 31, 2004 and 2003

	2004	2003
REVENUES:		
Commissions	$ 4,431,262	$ 3,533,534
Managed account fees	368,646	378,559
Other income	31,887	16,993
Interest	12,141	14,950
Total revenues	**4,843,936**	**3,944,036**
EXPENSES:		
Commissions	3,473,558	2,660,553
Employee compensation and benefits	589,212	545,714
Clearing charges	298,287	306,385
General and administrative	128,853	136,206
Occupancy	52,438	54,181
Communication	28,246	30,935
Legal and professional	17,919	41,596
Other taxes	7,761	10,939
Bad debts and errors	6,320	3,115
Depreciation	8,842	4,395
Total expenses	**4,611,436**	**3,794,019**
Net income	**$ 232,500**	**$ 150,017**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance January 1, 2003	**$ 1,465**	**$ 103,942**	**$ 260,812**	**$ 366,219**
Dividends paid	-	-	(75,000)	(75,000)
Net income	-	-	150,017	150,017
Balance December 31, 2003	**1,465**	**103,942**	**335,829**	**441,236**
Dividends paid	-	-	(175,000)	(175,000)
Net income	-	-	232,500	232,500
Balance December 31, 2004	**$ 1,465**	**$ 103,942**	**$ 393,329**	**$ 498,736**

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Changes in Liabilities Subordinated
To the Claims of General Creditors
For the Years Ended December 31, 2004 and 2003

Subordinated liabilities at January 1, 2003	$	-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2003		-
Increases		-
Decreases		-
Subordinated liabilities at December 31, 2004	$	-

The accompanying notes are an integral part of the financial statements.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

		2004		2003
Cash flows from operating activities:				
Net income	$	232,500	$	150,017
Adjustments to reconcile net income to net cash generated by operating activities:				
Depreciation		8,842		4,395
Changes in operating assets and liabilities:				
Decrease (increase) in receivable from clearing organization		(11,797)		(25,529)
Decrease (increase) in receivables from brokers and dealers		6,655		(2,263)
Decrease (increase) in accounts receivable		(25,877)		12,348
Decrease (increase) in accrued interest receivable		-		612
Decrease (increase) in prepaid expenses		(1,772)		4,105
Decrease (increase) in deposits		-		186
(Decrease) increase in accrued payroll and benefits		48,532		93,744
(Decrease) increase in other accounts payable		(3,321)		(8,560)
Net cash generated by operating activities		**253,762**		**229,055**
Cash flows from investing activities:				
Proceeds from sale of investments		-		100,000
Amortization of bond premium		842		-
Purchase of investments		-		(26,333)
Purchase of fixed assets		(4,399)		(20,914)
Net cash provided (used) by investing activities		**(3,557)**		**52,753**
Cash flows from financing activities:				
Dividends paid to parent		(175,000)		(75,000)
Net cash used by financing activities		**(175,000)**		**(75,000)**
Net increase (decrease) in cash		**75,205**		**206,808**
Cash at beginning of year		292,865		86,057
Cash at end of year	$	**368,070**	$	**292,865**

The accompanying notes are an integral part of the financial statements.

This sheet is left blank intentionally.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary Dominion Financial Services, Inc.)

Notes to Financial Statements
December 31, 2004

Note 1-Summary of Significant Accounting Policies

Dominion Investor Services, Inc. (the Company) was formed on December 28, 1990 and is registered with the National Association of Securities Dealers (NASD). Its brokerage accounts are insured by the Securities Investors Protection Corporation (SIPC). The Company clears its securities transactions through National Financial Services Corporation, a member of the New York Stock Exchange.

Reporting Entity:

Effective January 1, 2001, the Parent Company, Dominion Financial Services (DFS) elected under the Internal Revenue Code to be taxed as an S-Corporation. Under those provisions, DFS does not pay federal corporate income taxes on its income, rather its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. DFS has made an election with the Internal Revenue Service to treat the Company as a qualified Subchapter S Subsidiary. As a result, for federal tax law purposes, the Company's assets, liabilities, and items of income and deduction are treated as being owned by DFS. Only DFS is required to file a tax return and that return includes the Company's assets, liabilities, and items of income and deduction. These financial statements include only the accounts of Dominion Investor Services, Inc.

Commission Revenue:

Commission revenue is recognized as of the settlement date and is generally the third business day following the trade date.

Management's Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual amounts could differ from those estimates.

Note 2-Cash and Cash Equivalents

For purposes of statements of cash flows, the Company considers all highly liquid investments, with an original maturity of three months or less, to be cash equivalents.

Note 3-Investments

Investments are stated at cost, which approximates market and consists of the following:

	2004	2003
Certificate of Deposit - maturing 06/30/05	$ 100,000	$ 100,000
Texas St. G.O. Water Development Bonds-maturing 08/01/05	25,491	26,333
	$ 125,491	$ 126,333

Note 4-Deposit With Clearing Organization

The Company entered into an agreement with a clearing organization to execute and clear securities transactions. The agreement requires that a $50,000 interest bearing deposit be maintained by the clearing organization.

Note 5-Equipment

Equipment is stated at cost. Depreciation, for financial reporting purposes, is provided on the double declining balance and straight line methods over 5 to 36 years.

Changes in fixed assets are as follows:

	Equipment	Leasehold Improvements	Accumulated Depreciation	Net Fixed Assets
Balance January 1, 2003	$ 128,143	$ 105,356	$ 127,832	$ 105,667
Additions/transfers	-	8,500	97,337	(88,837)
Balance December 31, 2003	128,143	113,856	225,169	16,830
Additions	4,399	-	8,842	(4,443)
Balance December 31, 2004	$ 132,542	$ 113,856	$ 234,011	$ 12,387

Note 6-Federal Income Taxes

Effective January 1, 2001, DFS elected under the Internal Revenue Code to be taxed as an S-Corporation and also elected to treat the Company as a Qualified Subchapter S Subsidiary of DFS. Under those provisions, DFS does not pay federal corporate income taxes on its income. As a Qualified Subchapter S subsidiary of DFS, the Company's income is reported on the DFS's tax return and its shareholders are liable for individual income tax on their proportionate share of DFS's taxable income. These financial statements include only the accounts of Dominion Investor Services, Inc.

The Company is still liable for taxes on built-in gains if certain assets are sold that were held by the Company at the time that the S-Corporation election was made. Management has determined that there were no built-in gains of the Company at January 1, 2001.

Note 7-Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $347,630 which was $297,630 in excess of the required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio is .77 to 1.

Note 8-Lease Commitments

The Company entered into lease agreements for office space. Future minimum lease payments under the terms of the operating leases are as follows:

December 31, 2005	$	49,658
December 31, 2006		8,276
	$	57,934

Rent expense was $52,438 in 2004 and $54,180 in 2003.

Note 9-Concentrations of Receivables and Deposits

National Financial Services Corporation (NFSC) clears trades for the Company and requires that a deposit of $50,000 be maintained at NFSC for this service. The Company has other cash and investments deposited with NFSC totaling $475,761. In addition, NFSC owes the Company for certain December 2004 trades and other miscellaneous amounts totaling $140,836 at December 31, 2004.

Note 10-Possession or Control Requirements

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3 (K) (2) (ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities. Further, our independent auditors have ascertained that the conditions of the exemptions were being complied with as of the date of the audit examination and no facts came to their attention to indicate that the exemption had not been complied with during the period of their examination.

Note 11-Contingent Liabilities

Subsequent to year end, the Company was notified of an NASD arbitration. However, in the opinion of management the resolution of this matter, if decided adversely, will not have a material adverse effect on the financial condition of Dominion Investor Services, Inc.

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2004

1 Total ownership equity from the statement of financial condition			$	498,736
2 Deduct ownership equity not allowable for net capital				-
3 Total ownership equity qualified for net capital				498,736
4 Add:				
A. Liabilities subordinated to the claims of general creditors Allowable for the computation of net capital				-
B. Other (deductions) or allowable credits				(636)
5 Total capital and allowable subordinated liabilities				498,100
6 Deductions and/or charges:				
A. Total non-allowable assets from the statement of financial condition:				
Receivables from brokers and dealers	$	(67,144)		
Other assets		(74,634)		(141,778)
B. Secured demand note deficiency				-
C. Commodity futures contracts and spot commodities-proprietary capital charges				-
D. Other deductions or charges				-
7 Other additions and/or allowable credits				-
8 Net capital before haircuts on security positions				356,322
9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1f:)				
A. Contractual securities commitments				-
B. Subordinated securities borrowings				-
C. Trading and investment securities:				
1 Exempted securities				(254)
2 Debt securites				-
3 Options				-
4 Other securities				(8,438)
D. Undue concentration				-
E. Other				-
10 Net capital			$	347,630

SCHEDULE I
(continued)

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2004

Items included in the statement of financial condition:		
Accrued payroll and benefits	$	265,477
Other liabilities		2,790
Total aggregate indebtedness	$	268,267
Computation of basic net capital requirement		
Minimum net capital	$	50,000
Excess net capital at 1000%	$	320,803
Ratio: aggregate indebtedness to net capital		77%

Reconciliation of net capital to amount previously reported:

Net capital as previously reported	$	347,910
Audit adjustments:		
Increase in officer bonus accrual		(100)
Increase in retirement plan match payable		(180)
Net capital		347,630
Minimum requirement		(50,000)
Excess net capital	$	297,630

DOMINION INVESTOR SERVICES, INC.
(A Wholly Owned Subsidiary of Dominion Financial Services, Inc.)

Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2004

Reconciliation of aggregate indebtedness to amount previously reported:

Aggregate indebtedness as previously reported	$	267,987
Audit adjustments:		
Increase in officer bonus accrual		100
Increase in retirement plan match payable		180
Aggregate indebtedness	$	268,267
Percentage of aggregate indebtedness to net capital as originally reported		77%
Percentage of aggregate indebtedness to net capital as adjusted		77%

This sheet is left blank intentionally.

HOLTMAN, WAGNER & COMPANY, L.L.P.
Certified Public Accountants

876 Loop 337, Building 501
New Braunfels, Texas 78130
830-625-1182
Fax 830-625-1498

REPORT ON THE INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

Board of Directors
Dominion Investor Services, Inc.

In planning and performing our audit of the financial statements of Dominion Investor Services, Inc. (a wholly owned subsidiary of Dominion Financial Services, Inc.) for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dominion Investor Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) the rule 15c3-3 to maintain physical possession or control of all fully paid and excess margin securities of customers does not apply to the Company because the Company does not have possession or control of customer funds or securities.

Dominion Investor Services, Inc. is exempt from rule 15c3-3, pursuant to the 15c3-3(k)(2)(ii) exemption, and the conditions of the exemptions were being complied with as of the examination date. No facts came to our attention to indicate that the exemption had not been complied with during the period of our examination.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Holtman Wagner & Company LLP

Holtman, Wagner & Company, L.L.P.
January 28, 2005